Exhibit 99.1

Nano Dimension Discloses Some of the Landmark Q2/2023 Sales of Its 3D Additive Manufacturing Printers and Additive Electronics’ Robotics Systems

Customers Include Leading, Large-Scale Western Businesses and Organizations, Generating Over $4 Million of the $14.8 Million in Revenue in the Quarter:

●	Space Exploration Equipment Company

●	Satellite Equipment Innovator

●	National Defense Agency

●	A World Leading Nuclear Research Group

●	One of the World’s Largest Computer Manufacturers

Waltham, Mass., July 12, 2023 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it closed a series of landmark sales of Additive Manufacturing printers and Additive Electronics robotics systems in Q2/2023 which are material in size and customers’ profiles that are leading and large-scale businesses and organizations.

These sales are only a portion of the Company’s $14.8 million in sales for the quarter (preliminarily results were announced last week), but they are material due to both the financial terms and perhaps more importantly to the profile of the customers which we look forward to continuing to support in the future. The initial sales totaling over $4 million in revenue and include some recurring revenues are to businesses and organizations that are leaders in their respective fields. While the names of the customers cannot be shared as they are defense related and/or focus on IP sensitive work, a partial list of the organizations includes: a space exploration company, a satellite equipment innovator, a national defense agency, a nuclear research group, and a computer manufacturer.

The portfolio of products sold are from across Nano Dimension’s product lines with a notable portion being the DragonFly® IV System for Additively Manufactured Electronics (“AME”) and a range of Additive Electronics robotics systems. These products are leveraged for a range of uses from innovation and prototyping to high-mix, low-volume production.

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, added, “We are proud of our progress with sales not only increasing by revenue and gross margin metrics – quarter-over-quarter, year-over-year – but we are also seeing that the profile of customers who choose to do business with us is advancing up to the higher levels. These customers are leaders in performing some of the most demanding, forward-looking work that will keep us safe and define our future, or both. These are only a portion of our revenue, but a great indicator of our success – and an encouraging indication for the future.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that the products are leveraged for a range of uses from innovation and prototyping to high-mix, low-volume production and that sales are a great indicator of its success and an encouraging indication for the future. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com